

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 30, 2018

Via E-mail
Dan W. Gladney
Chief Executive Officer
ReShape LifeSciences Inc.
1001 Calle Amanecer
San Clemente, California 92673

> **Re:** **ReShape LifeSciences Inc.**
> **Registration Statement on Form S-3**
> **Filed May 21, 2018**
> **File No. 333-225083**

Dear Mr. Gladney:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Brett R. Hanson
Fox Rothschild LLP